UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Comisión Nacional del Mercado de Valores

Edison, 4

28006 – Madrid

Seville, September, 22, 2014

Abengoa, S.A. (the “Company”), in compliance with the provisions of article 82 of Act 24/1988, of 28 July, on the Securities Market (“Ley del Mercado de Valores”), hereby notifies the National Securities Market Commission (“Comisión Nacional del Mercado de Valores”) the following

Relevant Fact

The Board of Directors of Abengoa and Abengoa Yield plc (“Abengoa Yield”) have approved the first sale of assets from Abengoa to Abengoa Yield under the “Right of First Refusal Offer Agreement”. The transaction is subject to closing of the financing by Abengoa Yield and consists in the sale of three renewable energy assets for a total amount in cash of $323 million.

The assets to sale are:

•    Solacor and PS, Concentrating Solar Power assets with a combined capacity of 131MW located in Spain,

•    Cadonal, a 50 MW wind farm located in Uruguay

Abengoa Yield intends to finance the acquisition with a combination of debt to be raised before the end of the year and available cash.

Daniel Alaminos Echarri

Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: September 22, 2014	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary